STEREO VISION ENTERTAINMENT, INC.
15452 Cabrito Road, Suite 204
Van Nuys, CA  91406
Telephone: (818) 909-7911

April 23, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
Attention: William H. Thompson, Branch Chief

Re:	Stereo Vision Entertainment, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed October 13, 2009
File NO. 0-28533

Ladies and Gentlemen;

We have received your comments to our Form 10-K for the year ended June 30, 2009 and thank you again for your review to assist and enhance the overall disclosure in our Exchange Act filings.  We supplementally respond to all your comments as follows:

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 6. Management’s Discussion and Analysis or Plan of Operations, page 12
Plan of Operations, page 12

1.
Please describe the extent of your film licensing, development and production activities and your investments in films, manuscripts, recordings and similar property during the past two years and since your inception.  Please also disclose the status of films in development or pre-production and your plans to release theatrical films presently under development.

Response:  We will revise our disclosure in Management’s Discussion and Analysis or Plan of Operations to describe the extent of our film licensing, development and production activities and our investments in films, manuscripts, recordings and similar property during the past two years and since our inception.  We will also disclose the status of films in development or pre-production and our plans to release theatrical films presently under development.

Results of Operations, page 12

2.
Please revise to include a discussion and analysis of general and administrative expenses, salaries and consulting expenses and other income and expenses, including the forgiveness of debt for each year presented, including the reasons for significant changes between the years.  Please also describe any known trends or uncertainties that have had or that you reasonable expect will have a material favorable or unfavorable impact on your results of operations.

Response:  Results of Operations will be revised to include a discussion and analysis of general and administrative expenses, salaries and consulting expenses and other income and expenses.  The reasons for significant changes between the years will also be disclosed.

Liquidity and Capital Resources, page 13

3.
Please revise to provide a more thorough discussion of your cash requirements and your ability to meet outstanding obligations, including loans and advances payable to shareholders, and continue in business as a going concern both on a short term and long term basis.

Response:  We will revise to provide a more thorough discussion of our cash requirements and our ability to meet outstanding obligations, including loans and advances payable to shareholders, and continue in business as a going concern both on a short term and long term basis.

Item 8A(T) Controls and Procedures, page 14

4.
Please revise to include management’s annual report on internal control over financial reporting  as required by Item 308 T(a) of Regulation S-K.  In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response:  We will revise to include management’s annual report on internal control over financial reporting as required by Item 308 T(a) of Regulation S-K.  We will revise to indicate that our disclosure controls and procedures were ineffective as of the end of the fiscal year covered by the report.

5.
Please revise the conclusion of your principal executive and financial officer regarding the effectiveness of your disclosure controls and procedures to state, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to management, including your principal executive and financial officer as appropriate to allow timely decisions regarding required disclosures.  Refer to the definition of disclosure controls and procedures in Exchange Act Rule 240.13a-15(e).  Please similarly revise your disclosure in future quarterly reports.

Response:  We will revise the conclusion of our principal executive and financial officer regarding the effectiveness of our disclosure controls and procedures to state that the controls were ineffective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to management, including our principal executive and financial officer as appropriate to allow timely decisions regarding required disclosures.

6.	Please disclose your accounting policies and methods of accounting for film costs and music licensing rights and production costs.

Response:  We will disclose our accounting policies and methods of accounting for film costs and music licensing rights and production costs.

Exhibit 31.1

7.	Please revise to conform exactly to the form of certification in Item 601(b)(31) of Regulation S-K. Please similarly revise the certification filed as exhibits to future quarterly reports.

Response:  We will revise the certification to conform exactly to the form of certification in Item 601(b)(31) of Regulation S-K.

We are currently working on the revisions in the disclosures for the 10K for June 30, 2009, and hope to file an amended 10K for June 30, 2009 within ten business days.

With respect to the above comments and responses the undersigned, on behalf of Stereo Vision Entertainment, Inc. (the “Company”) acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully Submitted,

/S/ John Honour
John Honour
C.E.O., President, Director